SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ [Corporate Taxpayer’s Roll] Nº 01.832.635/0001-18
NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING:
HELD ON APRIL 30, 2010

Date, Time and Place: April 30, 2010, at 04:00 pm, in the headquarters at Av. Jurandir, 856, 1º andar, City of São Paulo, State of São Paulo. Quorum: Attended by all members of the Board of Directors. Board: President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Agenda of the Day and Decisions: (i) the election of Mr. Marco Antonio Bologna, Brazilian, judicially separated, engineer, holder of identity card RG nº 6.391.996 SSP/SP [Public Security Secretariat/ State of São Paulo] and CPF [Individual Taxpayer’s Roll] nº 685.283.378 -04, and business address at Avenida Jurandir, 856 – 7º andar – Jardim Ceci – São Paulo/SP was approved as President Director of the Company, replacing Mr. Líbano Miranda Barroso, who remains as Financial Director and Director of Relations with Investors of the Company. The Director investiture shall be on this date upon the signature on (i) the respective Investiture Instrument in the proper book, and(ii) the Administration Consent Instrument as required by the Differentiated Practices Regulation of the Corporative Governance – Level 2, of the Stocks Exchange of São Paulo – BOVESPA, and the term of office shall be equal to the other Directors; and (ii) The withdrawal of Mr. Fernando Sporleder Júnior was ratified from the Board of Directors. Closing: Nothing else to discuss, the meeting was ended and the respective minutes was drawn-up after being read and was signed by the attendants. São Paulo, April 30, 2010. (signed) President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Councilors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Alexandre Silva, Waldemar Verdi Junior, Emilio Romano, Andre Silva Esteves and Marco Antonio Bologna. Exact reproduction of the minutes drawn-up in the proper book.

______________________________
                  Flávia Turci
                     Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.